SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 8-A
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                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                               Celsion Corporation
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             (Exact Name of Registrant as Specified in Its Charter)

        Delaware                                               52-1256615
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(State of Incorporation                                    (IRS Employer
or Organization)                                           Identification no.)

10220-I Old Columbia Road, Columbia, Maryland          21046-1705
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   (Address of principal executive offices)            (Zip Code)

     If this form relates to the registration of a class of If this form relates to the registration of a class securities pursuant to Section 12(b) of the Exchange of securities pursuant to Section 12(g) of the Act and is effective pursuant to General Instruction Exchange Act and is effective pursuant to General A.(c), please check the following box. [ ] Instruction
     A.(d), please check the following box.   [X]

Securities Act registration statement file number to which this form relates:
(If applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

         Title of Each Class             Name of Each Exchange on Which
         to be Registered                Each Class is to be Registered
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Securities to be registered pursuant to Section 12(g) of the Act:

                         Preferred Share Purchase Rights
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                                (Title of Class)

Item 1.  Description of Registrant's Securities to be Registered.

         On August 6, 2002, the Board of Directors (the "Board") of Celsion Corporation (the "Corporation") declared a dividend distribution of one preferred share purchase right (a "Right") for each outstanding share of common stock, par value $0.01 per share of the Corporation (the "Common Stock"). The dividend is payable to the stockholders of record on August 6, 2002 (the "Record Date"), and with respect to shares of Common Stock issued thereafter until the Distribution Date (as defined below) and, in certain circumstances, with respect to shares of Common Stock issued after the Distribution Date (as defined below). Except as set forth below, when it becomes exercisable, each Right entitles the registered holder to purchase from the Corporation one ten-thousandth (1/10,000) of a share of Series C Junior Participating Preferred Stock, par value $0.01 per share of the Corporation (the "Preferred Stock"), at a price of $4.46 per one ten-thousandth (1/10,000) of a share of Preferred Stock (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Agreement") between the Corporation and American Stock Transfer & Trust Company, as rights agent, dated as of August 15, 2002.

         Initially, the Rights will be attached to all certificates representing shares of Common Stock outstanding as of the Record Date, and no separate certificates representing the Rights ("Right Certificates") will be distributed. The Rights will separate from the Common Stock upon the earlier to occur of (A) a person or group of affiliated or associated persons having acquired Beneficial Ownership (as defined in the Agreement) of fifteen percent (15%) or more of the outstanding shares of Common Stock or (B) ten (10) days (or such later date as the Board may determine) after the commencement of, or announcement of an intention to make, a tender offer or exchange offer the completion of which would result in a person or group of affiliated or associated persons becoming an Acquiring Person (as defined below) (in either case, the "Distribution Date"). A person or group whose acquisition of shares of Common Stock cause a Distribution Date pursuant to clause (A) above is an "Acquiring Person," with certain exceptions set forth in the Agreement. The date on which a person or group is first publicly announced to have become such by the Corporation or such Acquiring Person or an earlier date on which a majority of the then-sitting members of the Board becomes aware of the existence of such Acquiring Person is referred to below and in the Agreement as the "Stock Acquisition Date".

         The Agreement provides that, until the Distribution Date, the Rights will be transferred only with the associated shares of Common Stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates issued after the Record Date upon transfer or new issuance of shares of Common Stock will contain a notation incorporating the Agreement by reference; however, the surrender for transfer of any certificates for shares of Common Stock outstanding as of the Record Date, even without such notation or a copy of the Summary of Rights (a copy of which is attached as Exhibit C to the Agreement) being attached thereto, will also constitute the transfer of the Rights associated with the shares of Common Stock represented by such certificate. The Rights will separate from the Common Stock on the Distribution Date and, as soon as possible thereafter, Right Certificates will be mailed to the holders of record of the shares of Common Stock as of the Close of Business (as defined in the Agreement) on the Distribution Date (and to each initial record holder of certain shares of Common Stock issued after the Distribution Date), and such separate Right Certificates alone will evidence the Rights.

         The Rights are not exercisable until the Distribution Date and will expire at the Close of Business on August 15, 2012, unless earlier redeemed by the Corporation as described below.

         If any person becomes an Acquiring Person, each holder of a Right will thereafter have the right (the "Flip-In Right") to receive, upon exercise, the number of shares of Common Stock (or, in certain circumstances, one ten-thousandth (1/10,000) of a share of Preferred Stock) or other securities of the Corporation having a value (immediately before such triggering event) equal to two (2) times the exercise price of the Right. Notwithstanding the foregoing, after the Flip-In Right is triggered as described above, all Rights that are, or (under certain circumstances specified in the Agreement) were, Beneficially Owned by any Acquiring Person or any affiliate or associate thereof will be null and void. The Board has the option, at any time after any person becomes an Acquiring Person but before an Acquiring Person becomes the Beneficial Owner of fifty percent (50%) or more of the Common Stock, to exchange all or part of the then-exercisable Rights (excluding those that have become void, as described in the immediately preceding sentence) for shares of Common Stock, at a one-to-one exchange ratio.

         If, at any time after the Stock Acquisition Date, (A) the Corporation consolidates or mergers with another Person (as defined in the Agreement), (B) any Person merges with and into the Corporation, with the Corporation being the surviving corporation and, in connection with such merger, all or part of the Common Stock is changed into or exchanged for stock or other securities of any other Person (or of the Corporation) or cash or any other property, or (C) the Corporation sells or otherwise transfers, in one or more transactions, assets or earning power aggregating fifty percent (50%) or more of its consolidated assets or earning power to any other Person, then each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right (the "Flip-Over Right") to receive, upon exercise, common shares of the acquiring company (or, in certain circumstances, its parent), having a value equal to two times the exercise price of the Right. The holder of a Right will continue to have the Flip-Over Right whether or not such holder exercises or surrenders the Flip-In Right.

         The Purchase Price payable, the number of Rights, and the number of shares of Preferred or Common Stock or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time in connection with the dilutive issuances by the Corporation as set forth in the Agreement. With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least one percent (1%) in such Purchase Price.

         The number of outstanding Rights and the number of one ten-thousandths (1/10,000s) of a share of Preferred Stock issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Stock or a stock dividend on the Common Stock payable in Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, before the Distribution Date.

         Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each share of Preferred Stock will be entitled to ten thousand (10,0000) votes per share (subject to customary antidilution provisions) on matters submitted to a vote of the shareholders. Each share of Preferred Stock will be entitled to a minimum preferential quarterly dividend payment of $100 per share but, if greater, will be entitled to a total dividend per share of ten thousand (10,000) times the dividend declared per share of Common Stock. In the event of liquidation, the holders of shares of the Preferred Stock will be entitled to a minimum preferential liquidation payment per share in an amount equal to the greater of $4.46 or ten thousand (10,000) times the payment made per share of Common Stock plus an amount equal to accrued and unpaid dividends and distributions thereon, whether or not declared, to the date of such payment. Finally, in the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each share of Preferred Stock will be entitled to receive ten thousand (10,000) times the amount received per share of Common Stock. These rights are protected by customary antidilution provisions.

         Because of the nature of the dividend, liquidation and voting rights, the value of the one ten-thousandth (1/10,000) of a share of Preferred Stock purchasable upon the exercise of a Right should approximate the value of one (1) share of Common Stock.

         No fractional shares of Preferred Stock will be issued (other than fractions which are one ten-thousandth (1/10,000) or integral multiples of one ten-thousandth (1/10,000) of a share of Preferred Stock, which may, at the election of the Corporation, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading day before the date of exercise.

         At any time before the earlier to occur of (A) a person becoming an Acquiring Person or (B) the expiration of the Rights, and under certain other circumstances, the Corporation may redeem the Rights in whole, but not in part, at a price (payable in cash or, at the Corporation's election, in Common Stock) of $0.01 per Right (the "Redemption Price"). Any redemption would be effective upon the action of the Board.

         For so long as the Rights are then redeemable, the Company may, except with respect to the Redemption Price, amend the Agreement in any manner. After the Rights are no longer redeemable, the Company may, except with respect to the Redemption Price, amend the Agreement in any manner that does not adversely affect the interests of holders of the Rights.

         Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Corporation, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders of the Corporation, shareholders may, depending upon the circumstances, recognize taxable income should the Rights become exercisable or upon the occurrence of certain events thereafter.

         The Rights are designed to protect and maximize the value of shareholders' interests in the Corporation in the event of an unsolicited takeover attempt in a manner or on terms not approved by the Board of Directors. The Rights are not intended to prevent a takeover of the Corporation and are not expected to do so. The Rights may be redeemed by the Company as described in
Section 23 of the Agreement, and accordingly, the Rights should not interfere with any merger or business combination approved by the Board of Directors. Issuance of the Rights should not weaken the Company or interfere with its business plans. The issuance of the Rights themselves has no dilutive effect, will not affect reported earnings per share, should not be taxable to the Corporation or to its shareholders, and will not change the way in which the Corporation's shares are presently traded. The Corporation's Board believes that the Rights represent a sound and reasonable means of addressing the complex issues of corporate policy created by potential takeover attempts. However, the Rights may have the effect of rendering more difficult or discouraging an acquisition of the Corporation deemed undesirable by the Board. The Rights may cause substantial dilution to a person or group that attempts to acquire the Corporation on terms or in a manner not approved by the Corporation's Board, except pursuant to an offer conditioned upon the negation, purchase or redemption of the Rights.

         As of August 6, 2002, there were 90,699,556 shares of Common Stock issued and outstanding. As long as the Rights are attached to the Common Stock, the Corporation will issue one Right with each new share of Common Stock issued so that all such shares will have Rights attached.

         The Agreement (including, attached as exhibits to the Agreement, the Form of Certificate of Designation for the Series C Junior Convertible Preferred Stock, the Form of Right Certificate, and a Summary of the Rights) is incorporated herein by reference as indicated in Item 2 below. The foregoing description of the Rights is qualified in its entirety by reference to such Agreement.

Item 2.           Exhibits.
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                  Exhibit
                  Number   Description
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                    4.1             Rights  Agreement  dated  as of  August  15,
                                    2002,   between   Celsion   Corporation  and
                                    American  Stock  Transfer  & Trust  Company,
                                    which  includes  as  Exhibits  A,  B and  C,
                                    respectively,  the  Form of  Certificate  of
                                    Designations   for  the   Series   C  Junior
                                    Participating  Preferred  Stock, the Form of
                                    Right Certificate, and a Summary of the Rights (incorporated by reference to Celsion Corporation's Current Report on Form 8-K filed August 21, 2002)

                                   SIGNATURES
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         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          CELSION CORPORATION



Date:    September 19, 2002               By: /s/Augustine Y. Cheung
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                                                 Augustine Y. Cheung
                                                 President and
                                                 Chief Executive Officer